June 27, 2023
Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Sunlands Technology Group Form 20-F for the Year Ended December 31, 2022 Correspondence dated May 23, 2023 File No. 001-38423
Attn:	Division of Corporation Finance Office of Trade & Services

VIA EDGAR

Dear Kyle Wiley, Christopher Dunham, Rucha Pandit and Taylor Beech:

This letter sets forth the responses of Sunlands Technology Group (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 23, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Annual Report”) (with new language indicated by underlines and deleted language indicated by strike-through marks). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2023 Annual Report.

Form 20-F for the Year Ended December 31, 2022

Item 3. Key Information

Licenses and Approvals, page 7

1. We note your response to comment 1. Please revise to identify your PRC legal counsel referenced in the filing. Your disclosure also provides that you have received all approvals "explicitly" required. Please clarify in your disclosure whether the company is subject to other approvals not "explicitly" required.

In response to the Staff’s Comments, the Company intends to further revise the disclosure under “Licenses and Approvals” on page 7 as follows. The Company will include comparable disclosure in the 2023 Annual Report.

As advised by Tian Yuan Law Firm, our PRC legal counsel, we believe our PRC subsidiaries and the VIEs have obtained all licenses and approvals explicitly required and necessary for the Group’s operations in

China~~, except~~; however, a number of the Group’s operating entities currently do not hold certain licenses and approvals or complete certain regulatory filings which are not explicitly required under the current PRC laws and regulations to date for their business operations but may be required in the future if the PRC regulatory authorities change their views as to the interpretation and implementation of such laws and regulations. To the extent such licenses, approvals or filings are required, the Group’s failure to secure such licenses, permits or filings in a timely manner, or at all, could have a material adverse impact on its business operations. These licenses, approvals or filings include the Private School Operating Permit, the License for Online Transmission of Audio-Visual Programs, the Internet Publishing License, the Value-Added Telecommunications Business Operating License, the Internet News Information License, the Publication License, and the filing as a live-streaming platform. For details, see ~~as disclosed in~~ “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces risks associated with the lack of a private school operating permit for online education services as well as uncertainties surrounding PRC laws and regulations governing the education industry in general, including the Law for Promoting Private Education and its Implementation Rules,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group faces regulatory risks and uncertainties with respect to the licensing requirement for the online transmission of internet audio-visual programs,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The failure to obtain and maintain other approvals, licenses, permits or filings applicable to the Group’s business could have a material adverse impact on the Group’s business, financial conditions and results of operations,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to the Group’s Business—The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations.”

The Group is subject to a variety of laws and other obligations regarding data protection . . . , page 29

2. Based on your response to comment 3, it appears that you did not rely upon an opinion of counsel with respect to your conclusion that you are compliant with PRC laws and regulations regarding data security. Please revise your disclosure here to clearly state as much and explain why such an opinion was not obtained.

In response to the Staff’s Comments, the Company intends to further revise the disclosure on page 30 as follows. The Company will include comparable disclosure in the 2023 Annual Report.

The Group is subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material adverse effect on the Group’s business, financial condition and results of operations.

……

These newly promulgated laws and regulations reflect PRC government further attempts to strengthen the legal protection for the national network security, data security, the security of critical information infrastructure and the security of personal information protection. For details on regulations over cybersecurity, data protection and privacy in the PRC, see “Item 4. Information on the Company—4.B. Business Overview—Regulation—Regulations Relating to Internet Information Security and Privacy Protection.”

Based on the Group’s understanding of the above PRC laws and regulations and assessment of our cybersecurity, data protection, and privacy practices, the Group’s business operations do not violate any of the above PRC laws and regulations currently in force in all material aspects except for the uncertainties as disclosed in this annual report. The Group has not relied upon the opinion of PRC legal counsel with respect to its conclusion that the Group is compliant with PRC laws and regulations regarding cybersecurity, data protection, and privacy. As advised by Tian Yuan Law Firm, our PRC legal counsel, the Group is not legally required under PRC laws and regulations to engage an external legal counsel to conduct a review of its cybersecurity, data protection, and privacy practices in the PRC. The PRC laws and regulations impose enhanced compliance requirements for critical information infrastructure operators; however, as of the date of this annual report, the Group has not been identified by the PRC regulators as a “critical information infrastructure operator” under the relevant cybersecurity laws and regulations. Nevertheless, the Group strives to adhere to heightened standards of cybersecurity and data privacy for the interests of its users and shareholders, and accordingly the Group has established compliance procedures and programs to identify and mitigate risks in this regard. As a result, the Group’s portal system, operation system and major mobile app have achieved scores of approximately 80 / 100 on tests conducted by independent third-party institutions, which speaks to effective measures adopted by the Group in compliance with applicable cybersecurity and data privacy laws and regulations. Therefore, we believe that the business operations of the Group do not violate any of the laws and regulations over cybersecurity and data privacy currently in force in any material aspect. However, should it become necessary or required under PRC laws and regulations, the Group will promptly engage external legal counsel to assess and provide an opinion on its compliance status with respect to cybersecurity and data privacy and disclose the findings of such review in accordance with SEC rules.

The Group has been taking and will continue to take reasonable measures to comply with ~~such~~ the aforementioned laws, regulations, announcement, provisions and inspection requirements; however, as these laws, regulations, announcements and provisions are relatively new, and the related implementation rules have not yet been promulgated, it remains uncertain how these laws, regulations, announcements and provisions will be implemented. For example, there have been no clarifications from the relevant authorities as to the standards for determining whether an activity is one that “affects or may affect national security”, thus uncertainties remain as to whether the Groups’ data processing activities shall be subject to a cybersecurity review. In addition, it is uncertain whether the Group shall apply for a security assessment for their historical outbound data transfer which has been ceased as of the date of this annual report. We cannot assure you the Group can adapt the operations to these laws, regulations, announcement and provisions in a timely manner. Evolving interpretations of such laws, regulations, announcements and provisions or any future regulatory changes might impose additional restrictions on or obligations of the Group generating and processing personal information and other data. The Group may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in cybersecurity and data privacy resulting from the increased global focus on this area. To the extent that the Group needs to alter the Group’s business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, the Group could incur additional expenses.

Item 16.I.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 118

3. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

In response to the Staff’s comment, the Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (“Exhibit 15.4”) as such third-party materials are not necessary to the reasonable inquiry made by the management in providing the submission under Exhibit 15.4.

As described in more detail in Holding Foreign Companies Accountable Act Disclosure, Release No. 34-93701 (the “SEC HFCAA Final Rule”), the SEC acknowledges that “[although] the interim final amendments prescribed the timing and means by which such submissions were made, neither they nor the HFCA Act specified the particular types of documentation that could or should be submitted for this purpose.” See SEC HFCAA Final Rule (emphasis added).

The Company believes that the SEC HFCAA Final Rule provides flexibility to Commission-Identified Issuers (as defined in the Holding Foreign Companies Accountable Act (“HFCA Act”)) to “permit Commission-Identified Issuers to determine the appropriate documentation to review and submit in response to the requirement, based on their organizational structure and other registrant-specific factors.” See SEC HFCAA Final Rule. In particular, the SEC specifically declined to “provide an exclusive or non-exclusive list of what documentation may demonstrate that the registrant is not owned or controlled by the relevant governmental entity. [The SEC] believe[s] that such a list may be too limiting or become the de facto means of satisfying the requirement. [The SEC] believe[s] that Commission-Identified Issuers should instead make a determination of what documentation meets the requirement for their particular company. [The SEC] also believe[s] that not prescribing the specific documentation Commission-Identified Issuers must submit will limit compliance costs and could result in more relevant information being provided to investors.” See SEC HFCAA Final Rule (emphasis added).

The Company has specified in its submission under paragraph (a) of Item 16I in Exhibit 15.4 to the 2022 Annual Report that it has identified the appropriate documents in response to the requirement under paragraph (a) of Item 16I based on its organizational structure and other registrant-specific factors, namely, its register of members and public filings made by its major shareholders. In addition, the Company believes that determining whether a particular entity is owned or controlled by a governmental entity in the foreign jurisdiction is a matter of factual inquiry rather than a legal issue that can be addressed by external counsel’s legal opinions. Therefore, the Company believes that legal opinions are not the appropriate documents to satisfy the requirement under paragraph (a) of Item 16I.

Additionally, the Company believes that it may not be feasible or practical to request third-party certifications, such as affidavits, from its shareholders. The Company recognizes that while the obligation to file Schedule 13G/13D is imposed on the relevant shareholders under the Exchange Act, the disclosure requirements outlined in Item 16I are obligations of the Commission-Identified Issuers (rather than the obligations of their shareholders). Therefore, the Company believes that it is not reasonable for the Company to request its shareholders to provide written certifications, including affidavits, considering the unique nature of these company-specific obligations.

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, the Company believes it had a reasonable basis to conclude that it is not controlled by a foreign government entity. As provided in Exhibit 15.4, as of March 31, 2023, Studyvip Online Education Limited, PV PLUTO LIMITED, MARBLE FAITH LIMITED, ELITE CONCEPT HOLDINGS LIMITED, SCuPt Global Limited and Affiliates of Orchid Asia own approximately 30.1%, 11.9%, 9.2%, 8.1%, 5.1% and 5.1%, respectively, of the Company’s total outstanding shares. Additionally, based on publicly available information and the Company’s further inquiries to certain shareholders, to the best knowledge of the Company as of the date of this response letter, (i) Studyvip Online Education Limited is wholly owned by MARBLE FAITH LIMITED, which is ultimately wholly owned by EQUIOM FIDUCIARY SERVICES (HONG KONG) LIMITED, both of which are organizations independent from foreign government entities; and is ultimately controlled by Mr. Peng Ou, a natural person not affiliated with any foreign government entities; (ii) PV PLUTO LIMITED is wholly owned by Primavera Capital Fund II L.P., a privately held global investment firm that is independent from foreign government entities; (iii) MARBLE FAITH LIMITED is wholly owned by EQUIOM FIDUCIARY SERVICES (HONG KONG) LIMITED, an organization that is independent from foreign government entities; (iv) ELITE CONCEPT HOLDINGS LIMITED, an organization that is independent from foreign government entities; (v) SCuPt Global Limited is wholly owned by The TwinPeak Limited, which is ultimately wholly owned by EQUIOM FIDUCIARY SERVICES (HONG KONG) LIMITED, both of which are organizations independent from foreign government entities; and is ultimately controlled by Mr. Tongbo Liu, a natural person not affiliated with any foreign government entities; (vi) Affiliates of Orchid Asia (which is a privately held global investment firm) are ultimately controlled by Ms. Lam Lai Ming, a natural person not affiliated with any foreign government entities.

In addition, each of the Company’s consolidated subsidiaries is directly or indirectly wholly owned by the Company. Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provides disclosures for itself and its consolidated foreign operating entities, including variable interest entities. In this regard, the Company respectfully submits that, through contractual agreements, it has (i) the power to direct the activities that most significantly affect the economic performance of the VIEs (as defined in the 2022 Annual Report), and (ii) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements. Based on publicly available information and the Company’s further inquiries to certain relevant shareholders of the VIEs, to the best knowledge of the Company as of the date of this response letter, the shareholders of the VIEs are organizations independent from foreign government entities or natural persons not affiliated with any foreign government entities. Therefore, the Company does not consider the VIEs to be owned or controlled by foreign governmental entities, or that the foreign governmental entities have a controlling financial interest in the VIEs.

Based on the above, the Company believes it is reasonable to rely on register of members, the public filings, other publicly available information, and inquiries with certain relevant shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

Required disclosures under paragraph (b) of Item 16I

With respect to required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the public filings, other publicly available information, and inquiries with certain relevant shareholders as to their government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraphs (b)(2) and (b)(3) of Item 16I.

The Company respectfully advises the Staff that it believes that unlike the required submission under paragraph (a) of Item 16I, neither HFCA Act nor paragraph (b) of Item 16I requires disclosures of documentation or materials that the Company has reviewed or relied on in connection with the required disclosures under paragraph (b) of Item 16I.

Section (2) of HFCA Act requires the covered issuers to “submit to the Commission documentation that establishes . . .” which corresponds to the required submission under paragraph (a) of Item 16I; in contrast, Section (3) of HFCA Act, which corresponds to the required submission under paragraph (b) of Item 16I, only requires the covered issuers to disclose required information without requiring such issuers to further submit documentation that establishes the basis for the required disclosures as it did in Section (2) of HFCA Act. The Company noted that paragraphs (a) and (b) of Item 16I of Form 20-F adopt the statutory language of HFCA Act without introducing any further modifications and do not require a Commission-Identified Foreign Issuer to submit to the Commission documentation in connection with the required disclosures under paragraph (b) of Item 20-F.

Accordingly, the Company believes that it is not required under the HFCA Act or Item 16I of Form 20-F to provide a similarly detailed discussion of the materials reviewed or legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) or (3) of Item 16I.

4. We note that your disclosures pursuant to paragraph (b) are limited to yourself and your “material operating entities.” However, please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response. Please also make corresponding representations, if true, with respect to (b)(3), (4) and (5), or provide this information in your supplemental response.

The Company respectfully clarifies to the Staff that the “material operating entities” referred to in Item 16I of the 2022 Annual Report refer to all of its “consolidated foreign operating entities,” including variable interest entities or similar structures.

With respect to (b)(2), the Company respectfully advises the Staff that its consolidated operating entities are organized or incorporated in the PRC, Hong Kong, Singapore and the Cayman Islands.

In response to the Staff’s comment, the Company respectfully confirms that with respect to (b)(2), as disclosed in the 2022 Annual Report, as of the date of the 2022 Annual Report, none of the shares of the Company or each of the Company’s consolidated operating entities are owned by governmental entities in the jurisdiction in which the Company or such operating entities are incorporated or otherwise organized. The Company also confirms that with respect to (b)(3), (4) and (5), the Company has disclosed the corresponding information taking into consideration of all “consolidated foreign operating entities” as of the date of the 2022 Annual Report.

5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information and the Company’s internal records and further conducted inquiries to the members of the board of directors of Sunlands Technology Group and its consolidated operating entities (each a “Director”, collectively “Directors”) to determine whether such Director is an official of the Chinese Communist Party. The Company has taken into consideration the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, to the extent such information is known to the Company, into its determination in connection with its disclosures under paragraph (b)(4) of Item 16I. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any Director is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such Director being considered an official of the Chinese Communist Party.

Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the 2022 Annual Report, none of the members of board of directors of the Company or each of the Company’s consolidated operating entities is an official of the Chinese Communist Party.

6. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully confirms that as of the date of the 2022 Annual Report, the Company’s or the consolidated foreign operating entities’ articles of incorporation do not contain any charter of the Chinese Communist Party. The Company respectfully submits that the foregoing statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Sunlands Technology Group’s Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) and Kevin Zhang (Tel: +852-2533-3384) of Davis Polk & Wardwell LLP.

Sincerely yours,
Sunlands Technology Group

By:	/s/ Tongbo Liu
Name: Tongbo Liu
Title: Chief Executive Officer

cc:	Li He
Davis Polk & Wardwell LLP